FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2013

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item
1	Material Fact dated January 9, 2013

MATERIAL FACT

Banco Santander, S.A. (“Santander”) hereby announces that its board of directors and that of Banco Español de Crédito, S.A. (“Banesto”) have approved today the Common Draft Terms of Merger between Santander and Banesto attached hereto.

As previously announced (notification of material fact no. 178754 of 17th December 2012) the exchange ratio will be 0.633 Santander shares for each Banesto share.

It is envisaged that the Common Merger Project will be submitted to shareholders for approval at the respective ordinary General Meetings of Santander and Banesto to be held in March 2013 next.

At the meeting of the Board of Directors of Banesto, following best corporate governance practices, the directors appointed at the request of Santander (Mr. Antonio Basagoiti García-Tuñón, Mr. Matías Rodríguez Inciarte, Mr. José María Fuster Van Bendegem, Mr. Juan Guitard Marín and Mr. José García Cantera) and the executive directors (Mr. Javier San Félix and Mr. Juan Delibes Liniers) did not participate in the debate and abstained from voting on the Common Merger Project, as it was understood that they could be affected by a potential conflict of interest, notwithstanding which they valued the merger positively. Furthermore, Mr. Luis Alberto Salazar-Simpson Bos, external director not classified as independent or proprietary, abstained from the debate and voting due to his status also as a director of Banco Banif, S.A., a 100% owned affiliate of Santander which will also integrate its business with Santander and Banesto, likewise assessing the merger as positive.

As announced in notification of material fact number 178973, of 19th December 2012, the Board of Directors of Banesto entrusted the monitoring of the analysis and decision-making process regarding the merger to an ad hoc committee (named the “Merger Committee”) set up within it, consisting of three independent directors. At the meeting of the Board of Directors of Banesto held today, the chairman of such committee transmitted the favourable opinion of the latter on the transaction.

Boadilla del Monte (Madrid), 9th January 2013.

Notice to US Investors:

This merger is made for the securities of a foreign company and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than pursuant to the merger, such as in open market or privately negotiated purchases.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: January 9, 2013	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President